NEW ARISTOTLE HOLDINGS, INC.

2525 Armitage Avenue

Melrose Park, Illinois 60160

October 23, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Aristotle Holdings, Inc.

Registration Statement on Form 10 (File No. 001-32970)

Ladies and Gentlemen:

Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, New Aristotle Holdings, Inc., a Delaware corporation, hereby requests that its Registration Statement on Form 10 (File No. 001-32970) be declared effective at 12:00 p.m., Washington, D.C. time, or as soon thereafter as practicable on October 25, 2006.

Very truly yours,

NEW ARISTOTLE HOLDINGS, INC.

By:	/s/ William J. Cernugel
Name:	William J. Cernugel
Title:	Senior Vice President and Chief Financial Officer